SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                              Carnival Corporation
                                  Carnival plc
--------------------------------------------------------------------------------
                                (Name of Issuer)


        Common Stock, par value $0.01 per share, of Carnival Corporation
                      Special Voting Share of Carnival plc

                 Trust Shares (representing beneficial interests
                   in the P&O Princess Special Voting Trust)
                 ------------------------------------------------
                         (Title of Class of Securities)


                   Common Stock: 143658 10 2 and 143658 30 0**
                        Special Voting Share: G7214F 12 2
                           Trust Shares: 143658 30 0**
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Arnaldo Perez, Esq.
                                 General Counsel
                              Carnival Corporation
                              3655 N.W. 87th Avenue
                            Miami, Florida 33178-2428
                                 (305) 599-2600
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  July 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 3,653,168
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 3,653,168
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,653,168
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TAMMS MANAGEMENT CORPORATION
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 3,653,168
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 365,316
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  3,287,852
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,653,168
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TED ARISON CONTINUED IRREVOCABLE TRUST FOR MICKY ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 2,124,560
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 2,124,560
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,124,560
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1997 HOLDINGS, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 2,162,187
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 2,162,187
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,162,187
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         PN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1997 HOLDINGS, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 2,162,187
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 2,162,187
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,162,187
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         THE MICKY ARISON 1994 "B" TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1994 B SHARES, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         PN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1994 B SHARES, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         16.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MICKY ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 115,747,826
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  90,605,680
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 115,747,826
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  91,235,120
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         207,385,946
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [X]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         32.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         THE SHARI ARISON IRREVOCABLE GUERNSEY TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Guernsey, Channel Islands
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,102,708
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,102,708
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TED ARISON CONTINUED IRREVOCABLE TRUST FOR SHARI ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 3,000,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 3,000,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  759,010
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,759,010
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI NO. 1
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Jersey, Channel Islands
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  71,787,525
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         71,787,525
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         11.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         SHARI ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States and Israel
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 5,039,435
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  1,200
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 1,039,435
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,103,908
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,143,343
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         1.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JMD DELAWARE, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 14,478,580
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  403,000
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 13,363,560
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  121,909,124
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         135,272,684
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         21.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JAMES M. DUBIN
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 38,047,276
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  90,605,680
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 38,450,276
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  96,823,408
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         135,273,684
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         21.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         THE TED ARISON 1992 IRREVOCABLE TRUST FOR LIN NUMBER 2
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  43,500,871
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         43,500,871
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.9%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         THE TED ARISON FAMILY FOUNDATION USA, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 1,039,435
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 1,039,435
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,039,435
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         COUTTS (JERSEY) LIMITED
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  43,500,871
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         43,500,871
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.9%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         CITITRUST (JERSEY) LIMITED
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Jersey, Channel Islands
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  71,787,525
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         71,787,525
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         11.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JMD PROTECTOR, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 25,085,716
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  90,202,680
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  115,288,396
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         115,288,396
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         18.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         BALLUTA LIMITED
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Isle of Man
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  5,102,708
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,102,708
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.8%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         THE MARILYN B. ARISON 2003 TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 400,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 400,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,032,440
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,440
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MBA I, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 400,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 400,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,032,440
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,440
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JAFASA CONTINUED IRREVOCABLE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 3,836,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 3,836,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  759,010
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,595,010
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.7%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         THE 1999 JAFASA IRREVOCABLE DELAWARE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  403,000
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 403,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         403,000
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.1%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JJO DELAWARE, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  120,391,104
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         120,391,104
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         19.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JOHN J. O'NEIL
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  120,391,104
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         120,391,104
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         19.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP NO. COMMON STOCK: 143658 10 2 AND 143658 30 0,
SPECIAL VOTING SHARE:  G7214F 12 2,  TRUST SHARES: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MICKY ARISON 2003 GRAT
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power: 4,000,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:  -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power: 4,000,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,000,000
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

         The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Ted Arison Continued Irrevocable Trust for Micky Arison, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., the Micky Arison 1994 "B" Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, the Shari Arison Irrevocable Guernsey Trust, the Ted Arison Continued Irrevocable Trust for Shari Arison, the Ted Arison 1994 Irrevocable Trust for Shari No. 1, Shari Arison, JMD Delaware, Inc., James M. Dubin, Ted Arison 1992 Irrevocable Trust for Lin No. 2, The Ted Arison Family Foundation USA, Inc., Coutts (Jersey) Limited, Cititrust (Jersey) Limited, JMD Protector, Inc., Balluta Limited, the Marilyn B. Arison 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust (formerly known as the Ted Arison Continued Irrevocable Trust for Michael Arison), The 1999 Jafasa Irrevocable Delaware Trust (formerly known as The 1999 Irrevocable Delaware Trust for Michael Arison), JJO Delaware, Inc., John J. O'Neil and the Micky Arison 2003 GRAT (collectively, the "Covered Persons"). This Amendment No. 6 is being filed because the number of Shares beneficially owned by the Covered Persons has decreased by an amount in excess of one percent of the total number of Shares outstanding. This Schedule 13D is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended by deleting paragraph (a)(iv).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION.

         On May 27, 2004, the Foundation entered into a sales plan under Rule 10b5-1. Under the plan, the Foundation may sell up to approximately
2.25 million Shares in open market transactions.

         On May 27, 2004, the Jafasa Continued Trust entered into a sales plan under Rule 10b5-1. Under the plan, the Jafasa Continued Trust may sell up to approximately 1 million Shares in open market transactions.

         In the future, other Reporting Persons may enter into similar sales plans to sell Shares under Rule 10b5-1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         All ownership percentages set forth herein assume that there are 633,066,932 Shares outstanding, based on 633,066,932 shares of Carnival Corporation Common Stock, representing the total number of shares reported in the Quarterly Report on Form 10-Q of Carnival Corporation for the quarter ending May 31, 2004 to be outstanding as of July 9, 2004.

         (a) and (b)(i) TAMMS L.P. may be deemed to own beneficially 3,653,168 Shares (approximately 0.6% of the total number of Shares outstanding). TAMMS L.P. has sole voting power and sole dispositive power over the 3,653,168 Shares held by TAMMS L.P.

         (ii) TAMMS Corp. is the Managing General Partner of TAMMS L.P. and as such is entitled, pursuant to the Limited Partnership Agreement, to exercise all voting rights with respect to the Shares held by TAMMS L.P. TAMMS Corp. may be deemed to own beneficially all the 3,653,168 Shares (approximately 0.6% of the total number of Shares outstanding) beneficially owned by TAMMS L.P. TAMMS Corp. has sole voting power over the 3,653,168 Shares directly held by TAMMS L.P. Pursuant to the Limited Partnership Agreement, the Managing General Partner of TAMMS L.P. can dispose of up to 10% in value of the property of TAMMS L.P. To dispose of a greater amount of the property, consent of a majority interest of the partners in TAMMS L.P. is needed. Thus, TAMMS Corp. has sole dispositive power over 365,316 Shares held by TAMMS L.P. and shares dispositive power over the remaining 3,287,852 Shares held by TAMMS L.P.

         (iii) The Micky Arison Continued Trust beneficially owns an aggregate of 2,124,560 Shares (approximately 0.3% of the total number of Shares outstanding), all of which it holds directly. The Micky Arison Continued Trust has sole voting and dispositive power with respect to the 2,124,560 Shares held by it.

         (iv) MA 1997, L.P. beneficially owns an aggregate of 2,162,187 Shares (approximately 0.3% of the total number of Shares outstanding), all of which it holds directly. MA 1997, L.P. has sole voting and dispositive power with respect to all such Shares that it holds directly.

         (v) MA 1997, Inc. beneficially owns an aggregate of 2,162,187 Shares (approximately 0.3% of the total number of Shares outstanding), by virtue of being the general partner of MA 1997, L.P. MA 1997, Inc. has sole voting and dispositive power with respect to all such Shares.

         (vi) The B Trust beneficially owns 106,114,284 Shares (approximately 16.8% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. The B Trust has sole voting power and dispositive power with respect to all such Shares held by B Shares, L.P.

         (vii) B Shares, L.P. beneficially owns an aggregate of 106,114,284 Shares (approximately 16.8% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

         (viii) B Shares, Inc. beneficially owns an aggregate of 106,114,284 Shares (approximately 16.8% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

         (ix) Micky Arison beneficially owns an aggregate of 207,385,946 Shares (approximately 32.8% of the total number of Shares outstanding), 552,000 Shares of which are underlying vested options which he holds directly, 2,162,187 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Micky Arison 2003 Revocable Trust, 106,114,284 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the B Trust, 97,125,035 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999 and 1,432,440 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Marilyn Arison 2003 Trust. Micky Arison has shared dispositive and voting power with respect to the 43,500,871 Shares held by the Lin Trust No. 2 and with respect to 46,701,809 Shares held by the Shari Arison Trust No. 1. Micky Arison has sole voting and dispositive power with respect to the 2,162,187 Shares indirectly held by the Micky Arison 2003 Revocable Trust, which is the sole stockholder of MA 1997, Inc. Micky Arison has shared voting power with respect to 403,000 Shares held by the 1999 Jafasa Trust. Micky Arison has shared dispositive power with respect to 1,032,440 Shares held by the Marilyn Arison 2003 Trust. Micky Arison has sole voting and dispositive power with respect to the 6,519,355 Shares held by the 1997 Irrevocable Trust for Micky Arison, the 106,114,284 Shares indirectly held by the B Trust, the 400,000 Shares held by the Marilyn Arison 2003 Trust and the 552,000 Shares underlying vested options.

         Because of his status as President and Treasurer of TAMMS Corp., Micky Arison may also be deemed to share voting power with respect to the remaining 2,620,728 Shares beneficially owned by TAMMS L.P. in addition to 1,032,440 Shares held by the Marilyn Arison 2003 Trust. Micky Arison disclaims beneficial ownership of the 2,620,728 Shares owned by TAMMS L.P. which are beneficially owned by the partners of TAMMS L.P. Accordingly, Micky Arison has not reported beneficial ownership of the 2,620,728 Shares held by TAMMS L.P.

         (x) The Shari Arison Guernsey Trust beneficially owns an aggregate of 5,102,708 Shares (approximately 0.8% of the total number of Shares outstanding), 4,000,000 of which it owns directly and 1,102,708 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Guernsey Trust has shared dispositive power over all such Shares.

         (xi) The Shari Arison Continued Trust beneficially owns an aggregate of 3,759,010 Shares (approximately 0.6% of the total number of Shares outstanding), 3,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Continued Trust has sole voting and dispositive power with respect to the 3,000,000 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

         (xii) The Shari Arison Trust No. 1 beneficially owns the 71,787,525 Shares for which it exercises shared dispositive power (approximately 11.3% of the total number of Shares outstanding).

         (xiii) Shari Arison beneficially owns 6,143,343 Shares (approximately 1.0% of the total number of Shares outstanding). Shari Arison has sole voting power and shared dispositive power with respect to 4,000,000 Shares directly held by the Shari Arison Guernsey Trust and shared dispositive power with respect to the trust's ownership interest in the 1,102,708 Shares held by TAMMS L.P. Because Shari Arison is Chairman and President of the Foundation, she may be deemed to beneficially own the 1,039,435 Shares held by the Foundation and have sole voting and dispositive power over such Shares. Ms. Arison also may be deemed to beneficially own 1,200 Shares held by her children and have shared voting and dispositive power over such Shares. Ms. Arison disclaims beneficial ownership of such Shares held by her children and the Foundation.

         (xiv) JMD Delaware beneficially owns an aggregate of 135,272,684 Shares (approximately 21.4% of the total number of Shares outstanding), by virtue of being the trustee of the Shari Arison Continued Trust, the Micky Arison Continued Trust, the Jafasa Continued Trust, the 1999 Jafasa Trust and the 2003 GRAT and the co-trustee of the Lin Trust No. 2, the Shari Arison Trust No. 1 and the Shari Guernsey Trust. JMD Delaware has shared voting and sole dispositive power with respect to the Shares held by the 1999 Jafasa Trust. JMD Delaware has sole voting and dispositive power with respect to the Shares held by the Micky Arison Continued Trust, the 2003 GRAT and certain Shares held by each of the Shari Arison Continued Trust and the Jafasa Continued Trust. JMD Delaware has sole voting and shared dispositive power with respect to certain Shares held by each of the Shari Arison Continued Trust and the Jafasa Continued Trust. JMD Delaware has shared dispositive power with respect to the Shares held by each of Lin Trust No. 2, the Shari Arison Trust No. 1 and the Shari Arison Guernsey Trust. Accordingly, JMD Delaware may be deemed to beneficially own such Shares for which it expresses voting and dispositive power. JMD Delaware disclaims beneficial ownership of all such Shares.

         (xv) James M. Dubin beneficially owns an aggregate of 135,273,684 Shares (approximately 21.4% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 135,272,684 Shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware, JMD Protector and Balluta and the sole trustee of the Marilyn Arison 2003 Trust. Mr. Dubin has shared voting and dispositive power with respect to the Shares held by the Lin Trust No. 2 and certain Shares held by the Shari Arison Trust No. 1. Mr. Dubin has shared voting and sole dispositive power with respect to the Shares held by the 1999 Jafasa Trust. Mr. Dubin has sole voting and dispositive power with respect to the Shares held by the Micky Arison Continued Trust, the 2003 GRAT and certain Shares held by each of the Shari Arison Continued Trust, the Jafasa Continued Trust and the Shari Arison Trust No. 1. Mr. Dubin has shared dispositive power with respect to Shares held by the Shari Arison Guernsey Trust, and certain Shares held by each of the Shari Arison Continued Trust and the Jafasa Continued Trust. Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and dispositive power. Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

         (xvi) The Lin Trust No. 2 beneficially owns the 43,500,871 Shares for which it exercises shared dispositive power (approximately 6.9% of the total number of Shares outstanding).

         (xvii) The Foundation beneficially owns the 1,039,435 Shares for which it exercises sole voting and dispositive power (approximately 0.2% of the total number of Shares outstanding).

         (xviii) Coutts beneficially owns 43,500,871 Shares (approximately 6.9% of the total number of Shares outstanding), by virtue of being the co-trustee of the Lin Trust No. 2. Coutts has shared dispositive power with respect to the Shares held by the Lin Trust No. 2. Accordingly, Coutts may be deemed to beneficially own such Shares for which it exercises such dispositive power. Coutts disclaims beneficial ownership of such Shares.

         (xix) Cititrust beneficially owns 71,787,525 Shares (approximately 11.3% of the total number of Shares outstanding), by virtue of being the co-trustee of the Shari Arison Trust No. 1. Cititrust has shared dispositive power with respect to the Shares held by the Shari Arison Trust No. 1. Accordingly, Cititrust may be deemed to beneficially own such Shares for which it exercises shared dispositive power. Cititrust disclaims beneficial ownership of such Shares.

         (xx) JMD Protector beneficially owns an aggregate of 115,288,396 Shares (approximately 18.2% of the total number of Shares outstanding), by virtue of being the protector of the Shari Arison Trust No. 1 and the Lin Trust No. 2. JMD Protector has shared dispositive power with respect to Shares held by the Shari Arison Trust No. 1 and the Lin Trust No. 2. JMD Protector has shared voting power with respect to the Shares held by the Lin Trust No. 2 and certain Shares held by the Shari Arison Trust No. 1, and has sole voting power with respect to certain Shares held by the Shari Arison Trust No. 1.

         (xxi) Balluta beneficially owns 5,102,708 Shares (approximately 0.8% of the total number of Shares outstanding), by virtue of being the co-trustee of the Shari Arison Guernsey Trust. Balluta shares dispositive power with respect to the 4,000,000 Shares directly held by the Shari Arison Guernsey Trust and with respect to 1,102,708 Shares held by TAMMS L.P. Accordingly, Balluta may be deemed to beneficially own such Shares for which it exercises shared dispositive power. Balluta disclaims beneficial ownership of such Shares.

         (xxii) The Marilyn Arison 2003 Trust beneficially owns an aggregate of 1,432,440 Shares (approximately 0.2% of the total number of Shares outstanding), 400,000 of which it holds beneficially by virtue of its interest in MBA and 1,032,440 of which it holds beneficially by virtue of the limited partnership interest of MBA in TAMMS, L.P. The Marilyn Arison 2003 Trust has sole voting and dispositive power with respect to the 400,000 Shares directly held by MBA and exercises shared dispositive power over the 1,032,440 Shares held by TAMMS L.P.

         (xxiii) MBA beneficially owns an aggregate of 1,432,440 Shares (approximately 0.2% of the total number of Shares outstanding), 400,000 Shares of which it holds directly and 1,032,440 Shares of which it owns beneficially by virtue of its interest in TAMMS L.P. MBA has sole voting and dispositive power over the 400,000 Shares it holds directly and exercises shared dispositive power over the 1,032,440 Shares held by TAMMS L.P.

         (xxiv) The Jafasa Continued Trust beneficially owns an aggregate of 4,595,010 Shares (approximately 0.7% of the total number of Shares outstanding), 3,836,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Jafasa Continued Trust has sole voting and dispositive power with respect to the 3,836,000 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

         (xxv) The 1999 Jafasa Trust owns an aggregate of 403,000 Shares (approximately 0.1% of the total number of Shares outstanding). The 1999 Jafasa Trust has shared voting power and sole dispositive power with respect to the 403,000 Shares held by it.

         (xxvi) JJO Delaware beneficially owns an aggregate of 120,391,104 Shares (approximately 19.0% of the total number of Shares outstanding), by virtue of being the co-trustee of the Shari Arison Guernsey Trust, the Lin Trust No. 2 and the Shari Arison Trust No. 1. JJO has shared dispositive power with respect to the Shares held by the Shari Arison Guernsey Trust, the Lin Trust No. 2 and the Shari Arison Trust No. 1. Accordingly, JJO Delaware may be deemed to beneficially own such Shares for which it exercises shared dispositive power. JJO Delaware disclaims beneficial ownership of all such Shares.

         (xxvii) John J. O'Neil beneficially owns an aggregate of 120,391,104 Shares (approximately 19.0% of the total number of Shares outstanding) by virtue of being the sole shareholder of JJO Delaware. Mr. O'Neil has shared dispositive power with respect to the Shares held by the Shari Arison Guernsey Trust, the Lin Trust No. 2 and the Shari Arison Trust No. 1. Accordingly, Mr. O'Neil may be deemed to beneficially own such Shares for which it exercises shared dispositive power. Mr. O'Neil disclaims beneficial ownership of all such Shares.

         (xxviii) The 2003 GRAT owns an aggregate of 4,000,000 Shares (approximately 0.6% of the total number of Shares outstanding). The 2003 GRAT has sole voting power and sole dispositive power with respect to the 4,000,000 Shares held by it.

         (xxix) The Reporting Persons, as a group, beneficially own an aggregate of 252,533,495 Shares (approximately 39.9% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares.

         (c) (i) During the past 60 days, the 1997 Irrevocable Trust for Micky Arison(1) has sold Shares in open market transactions on the New York Stock Exchange as follows:

   DATE                      NO. OF SHARES SOLD              PRICE PER SHARE
   ----                      ------------------              ---------------
June 2, 2004                       26,800                         $42.3712
June 3, 2004                       20,000                         $41.7736
June 4, 2004                      128,000                         $42.1662
June 7, 2004                       95,000                         $42.7289
June 8, 2004                       58,900                         $43.2207
June 9, 2004                       50,000                         $43.5247
June 10, 2004                      30,000                         $43.3499
June 15, 2004                      60,000                         $43.5875
June 16, 2004                      47,500                         $43.9054
June 17, 2004                     204,238                         $44.8601
June 18, 2004                      40,000                         $45.3072
June 21, 2004                      80,000                         $45.5211
June 23, 2004                     110,000                         $46.1573
June 25, 2004                     110,000                         $46.8517
June 29, 2004                      40,000                         $47.0028
June 30, 2004                      75,000                         $46.9539
July 1, 2004                      105,000                         $47.5327
July 2, 2004                       25,000                         $47.9560
July 6, 2004                       31,000                         $47.7048
July 7, 2004                       40,000                         $47.5287
July 8, 2004                       10,200                         $47.5120
July 9, 2004                       50,000                         $46.5115
July 12, 2004                     100,000                         $46.5977
July 14, 2004                      80,000                         $46.2752
July 15, 2005                      22,000                         $46.0854
July 16, 2004                      30,000                         $46.0072
July 19, 2004                      75,000                         $46.0533
July 20, 2004                     110,000                         $46.0486
July 23, 2004                       4,200                         $44.7181
July 27, 2004                     161,200                         $44.7811

-----------
(1) Micky Arison reports beneficial ownership of the Shares held by the 1997 Irrevocable Trust for Micky Arison.

         (c) (ii) During the past 60 days, Lin Trust No. 2(2) has sold Shares in open market transactions on the New York Stock Exchange as follows:

                                                                 AVERAGE
   DATE                      NO. OF SHARES SOLD              PRICE PER SHARE
   ----                      ------------------              ---------------
June 2, 2004                        4,500                          $42.3640
June 3, 2004                        6,000                          $41.8062
June 4, 2004                       32,000                          $42.2549
June 7, 2004                       27,000                          $42.7263
June 8, 2004                       12,500                          $43.2274

                                                                 AVERAGE
   DATE                      NO. OF SHARES SOLD              PRICE PER SHARE
   ----                      ------------------              ---------------
June 9, 2004                       12,000                          $43.5125
June 10, 2004                       8,000                          $43.3236
June 15, 2004                      15,000                          $43.6220
June 16, 2004                       8,000                          $43.9194
June 17, 2004                      51,559                          $44.9204
June 18, 2004                       6,000                          $45.3075
June 21, 2004                      17,000                          $45.5465
June 23, 2004                      20,000                          $46.2473
June 25, 2004                      18,000                          $46.8693
June 29, 2004                       8,000                          $46.9925
June 30, 2004                      10,000                          $46.9593
July 1, 2004                       17,000                          $47.5712
July 2, 2004                        3,000                          $47.8333
July 6, 2004                        5,000                          $47.7070
July 7, 2004                        4,000                          $47.5513
July 8, 2004                        1,000                          $47.2600
July 9, 2004                        6,000                          $46.5307
July 12, 2004                       7,000                          $46.6394
July 14, 2004                       9,000                          $46.2436
July 15, 2004                       3,000                          $46.0867
July 16, 2004                       6,000                          $46.0267
July 19, 2004                       8,000                          $46.0425
July 20, 2004                      20,000                          $46.1022
July 23, 2004                         500                          $44.7100
July 27, 2004                      49,900                          $44.7798

-----------
(2) Each of Micky Arison, JMD Delaware, James M. Dubin, Coutts, JMD Protector, JJO Delaware and John J. O'Neil also report beneficial ownership of the Shares held by the Lin Trust No. 2.

         (c) (iii) During the past 60 days, the Shari Arison Trust No. 1(3) has sold Shares in open market transactions on the New York Stock Exchange as follows:

                                                                 AVERAGE
   DATE                      NO. OF SHARES SOLD              PRICE PER SHARE
   ----                      ------------------              ---------------
June 2, 2004                       26,300                          $42.3690
June 3, 2004                       20,000                          $41.7751
June 4, 2004                      107,000                          $42.1579
June 7, 2004                       95,000                          $42.7289
June 8, 2004                       58,800                          $43.2206
June 9, 2004                       45,000                          $43.5213
June 10, 2004                      30,000                          $43.3472
June 15, 2004                      60,000                          $43.5875
June 16, 2004                      47,500                          $43.9054

                                                                 AVERAGE
   DATE                      NO. OF SHARES SOLD              PRICE PER SHARE
   ----                      ------------------              ---------------
June 17, 2004                     162,198                          $44.8691
June 18, 2004                      40,000                          $45.3053
June 21, 2004                      80,000                          $45.5212
June 23, 2004                     100,000                          $46.1559
June 25, 2004                     100,000                          $46.8477
June 29, 2004                      40,000                          $47.0026
June 30, 2004                      75,000                          $46.9539
July 1, 2004                      105,000                          $47.5326
July 2, 2004                       25,000                          $47.9561
July 6, 2004                       30,802                          $47.7050
July 7, 2004                       12,000                          $47.5308
July 8, 2004                        3,500                          $47.2700
July 9, 2004                       12,000                          $46.5462
July 12, 2004                      14,000                          $46.6121
July 14, 2004                      14,000                          $46.2356
July 15, 2005                       6,000                          $46.0567
July 16, 2004                      10,500                          $45.9630

------------
(3) Each of Micky Arison, JMD Protector, James M. Dubin, JMD Delaware, Cititrust and JJO Delaware also report beneficial ownership of the Shares held by the Shari Arison Trust No. 1.

         (c) (iv) During the past 60 days, the 1999 Jafasa Trust (4) has sold Shares in open market transactions on the New York Stock Exchange as follows:

                                                                 AVERAGE
   DATE                      NO. OF SHARES SOLD              PRICE PER SHARE
   ----                      ------------------              ---------------
June 2, 2004                        3,000                          $42.0000
June 3, 2004                        4,000                          $41.8000
June 4, 2004                       21,000                          $42.2310
June 7, 2004                       19,000                          $42.7281
June 8, 2004                        9,000                          $43.2207
June 9, 2004                        8,000                          $43.4952
June 10, 2004                       5,000                          $43.3410
June 15, 2004                      10,000                          $43.6171
June 16, 2004                       4,000                          $43.9112
June 17, 2004                      62,040                          $44.9852
June 18, 2004                       4,000                          $45.2975
June 21, 2004                      13,000                          $45.5529
June 23, 2004                      15,000                          $46.2412
June 25, 2004                      12,000                          $46.8566
June 29, 2004                      12,000                          $46.9754
June 30, 2004                      14,460                          $46.9163
July 1, 2004                       10,000                          $47.5201

                                                                 AVERAGE
   DATE                      NO. OF SHARES SOLD              PRICE PER SHARE
   ----                      ------------------              ---------------
July 2, 2004                        2,000                          $47.8330
July 6, 2004                        4,000                          $47.7150
July 7, 2004                        3,000                          $47.5417
July 8, 2004                          500                          $47.2600
July 9, 2004                        5,000                          $46.5258
July 12, 2004                       5,000                          $46.6320
July 14, 2004                       6,000                          $46.2432
July 15, 2005                       2,000                          $46.1125
July 16, 2004                       3,500                          $45.9917
July 19, 2004                       4,500                          $46.0489
July 20, 2004                      15,000                          $46.1000
July 23, 2004                         500                          $44.7100
July 27, 2004                      36,000                          $44.7921

-----------
(4) Each of Micky Arison, James M. Dubin and JMD Delaware also report beneficial ownership of the Shares held by the 1999 Jafasa Trust.

         (c) (v) During the past 60 days, the Foundation(5) has sold Shares in open market transactions on the New York Stock Exchange as follows:

                                                                 AVERAGE
   DATE                      NO. OF SHARES SOLD              PRICE PER SHARE
   ----                      ------------------              ---------------
June 2, 2004                       26,200                          $42.0000
June 3, 2004                       20,000                          $41.7719
June 4, 2004                       94,000                          $42.1289
June 7, 2004                       94,000                          $42.7269
June 8, 2004                       50,000                          $43.2041
June 9, 2004                       45,000                          $43.5181
June 10, 2004                      30,000                          $43.3477
June 15, 2004                      60,000                          $43.5875
June 16, 2004                      47,500                          $43.9206
June 17, 2004                     129,965                          $44.7905
July 6, 2004                       31,000                          $47.7049
July 7, 2004                       40,000                          $47.5286
July 8, 2004                       10,200                          $47.2512
July 9, 2004                       50,000                          $46.5105
July 12, 2004                      80,000                          $46.6297
July 14, 2004                      70,000                          $46.2590
July 15, 2005                      22,000                          $46.0854
July 16, 2004                      30,000                          $46.0072
July 19, 2004                      50,000                          $46.0400
July 20, 2004                      85,000                          $46.0295
July 23, 2004                       4,400                          $44.7189
July 27, 2004                     141,300                          $44.7238

------------
(5) Shari Arison also reports beneficial ownership of the Shares held by the Foundation.

         (c) (vi) During the past 60 days, the Jafasa Continued Trust (6) has sold Shares in open market transactions on the New York Stock Exchange as follows:

                                                                 AVERAGE
   DATE                      NO. OF SHARES SOLD              PRICE PER SHARE
   ----                      ------------------              ---------------
July 6, 2004                        5,000                          $47.7140
July 7, 2004                        5,000                          $47.5372
July 8, 2004                        2,500                          $47.2564
July 9, 2004                        8,000                          $46.5381
July 12, 2004                      10,000                          $46.6403
July 14, 2004                       8,000                          $46.2474
July 15, 2005                       5,000                          $46.0800
July 16, 2004                       8,000                          $46.0112
July 19, 2004                       9,500                          $46.0412
July 20, 2004                      30,000                          $46.0903
July 23, 2004                       1,000                          $44.7100
July 27, 2004                      72,000                          $44.6871

-----------------
(6) Each of JMD Delaware and James M. Dubin also report beneficial ownership of the Shares held by the Jafasa Continued Trust.

         Except as set forth in this paragraph (c) and in Item 4, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by adding the following:

         The pledge by B Shares, L.P. to JPMorgan Chase Bank of 11,000,000 shares of Common Stock pursuant to the Amended and Restated Pledge Agreement dated as of December 13, 2001 was assigned by JPMorgan Chase Bank to FBA II, Inc., a wholly-owned subsidiary of the Micky Arison 1997 Trust, and the 1997 Irrevocable Trust for Micky Arison pursuant to an Assignment and Acceptance Agreement dated as of July 22, 2004 between JPMorgan Chase Bank, FBA II, Inc. and the 1997 Irrevocable Trust for Micky Arison.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended by deleting Exhibit 6 and Exhibit 7.

         The following exhibit has been filed with this Schedule 13D.

Exhibit 27 Joint Filing Agreement, dated as of July 30, 2004, among TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc., Micky Arison, the Shari Arison Guernsey Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, JMD Delaware, James M. Dubin, the Lin Trust No. 2, the Foundation, Coutts, Cititrust, JMD Protector, Balluta Limited, the Marilyn Arison 2003 Trust, MBA, the Jafasa Continued Trust, the 1999 Jafasa Trust, JJO Delaware, John J. O'Neil and the 2003 GRAT.

Exhibit 28 Assignment and Acceptance Agreement, dated as of July 22, 2004, between JPMorgan Chase Bank, FBA II, Inc. and the 1997 Irrevocable Trust for Micky Arison.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    July 30, 2004

BALLUTA LIMITED
CITITRUST (JERSEY) LIMITED
COUTTS (JERSEY) LIMITED
JAMES M. DUBIN
JJO DELAWARE, INC.
JMD DELAWARE, INC.
JMD PROTECTOR, INC.
JOHN J. O'NEIL
MA 1994 B SHARES, INC.
MA 1994 B SHARES, L.P.
MA 1997 HOLDINGS, INC.
MA 1997 HOLDINGS, L.P.
MBA I, L.P.
MICKY ARISON
MICKY ARISON 2003 GRAT
SHARI ARISON
TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
TAMMS MANAGEMENT CORPORATION
JAFASA CONTINUED IRREVOCABLE TRUST
TED ARISON CONTINUED IRREVOCABLE TRUST FOR MICKY ARISON
TED ARISON CONTINUED IRREVOCABLE TRUST FOR SHARI ARISON
THE 1999 JAFASA IRREVOCABLE DELAWARE TRUST
THE MARILYN B. ARISON 2003 TRUST
THE MICKY ARISON 1994 "B" TRUST
THE SHARI ARISON IRREVOCABLE GUERNSEY TRUST
THE TED ARISON 1992 IRREVOCABLE TRUST FOR LIN NO. 2
THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI NO. 1
THE TED ARISON FAMILY FOUNDATION USA, INC.
TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP


By:  John J. O'Neil, Attorney-in-Fact


/s/ John J. O'Neil
-------------------------------------

                                INDEX TO EXHIBITS

EXHIBITS

Exhibit 27 Joint Filing Agreement, dated as of July 30, 2004, among TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc., Micky Arison, the Shari Arison Guernsey Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, JMD Delaware, James M. Dubin, the Lin Trust No. 2, the Foundation, Coutts, Cititrust, JMD Protector, Balluta Limited, the Marilyn Arison 2003 Trust, MBA, the Jafasa Continued Trust, the 1999 Jafasa Trust, JJO Delaware, John J. O'Neil and the 2003 GRAT.

Exhibit 28 Assignment and Acceptance Agreement, dated as of July 22, 2004, between JPMorgan Chase Bank, FBA II, Inc. and the 1997 Irrevocable Trust for Micky Arison.